Tribune Media Company

435 North Michigan Avenue

Chicago, Illinois 60611

March 30, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-4

of Tribune Media Company

File No. 333-210392

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Tribune Media Company, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 A.M. (EDT) on April 1, 2016, or as soon thereafter as possible.

The Company hereby acknowledges that:

(i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Tribune Media Company

By:	/s/ Edward Lazarus
	Name:	Edward Lazarus
	Title:	Executive Vice President, General
Counsel, Chief Strategy Officer and Corporate Secretary

[Signature Page to Acceleration Request]